Parnassus Funds 1 Market Street Suite 1600 San Francisco, California 94105	Parnassus Income Funds 1 Market Street Suite 1600 San Francisco, California 94105

April 28, 2015

Via EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Parnassus Funds (File Nos. 002-93131 and 811-04044)
Parnassus Income Funds (File Nos. 033-36065 and 811-06673)
Registration Statements on Form N-1A
Filed on March 3, 2015

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrants, Parnassus Funds and Parnassus Income Funds (collectively, the “Registrant”), hereby request that the above-referenced Registration Statements on Form N-1A (collectively, the “Registration Statement”) be declared effective on May 1, 2015.

In connection with the foregoing, the undersigned Registrant hereby acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●
the undersigned Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Very truly yours,

PARNASSUS FUNDS

By:       /s/ John V. Skidmore II
John V. Skidmore II
Secretary and Chief Compliance Officer

PARNASSUS INCOME FUNDS

By:       /s/ John V. Skidmore II
John V. Skidmore II
Secretary and Chief Compliance Officer